EXHIBIT 4.2



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                              Mintmire & Associates
                                Attorneys at Law
                               265 Sunrise Avenue
                                    Suite 204
                              Palm Beach, FL 33480
                                 (561) 832-5696
                               FAX (561) 659-5371


                                   May 8, 1997
                         (Amended from January 24, 1997)


                                                        Via Facsimile:  624-1171


Mrs. Noreen Wilson
Environmental Remediation Holding Corporation
420 Jericho Turnpike
Suite 321
Jericho, NY  11753


         Re:      Representation


Dear Mrs. Wilson:

         Set forth below is our proposal for our representation in all matters pertaining to general corporate and securities activities.

         We will perform our legal services on an hourly rate basis. Currently, our hourly rates are $175.00 per hour for legal services. Time spent by any law clerk, information specialist, legal assistant or other paraprofessional is currently charged at $80-95.00 per hour. Our hourly rates are subject to change from time to time.

         From time to time, it will become necessary to enlist the services of other attorneys or experts with varying areas of expertise, (such as security
attorneys,   copyright  attorneys,  tax  attorneys,  etc.),  and  you  agree  to compensate these attorneys and/or experts directly at their normal rates. Our goal in each instance is to render the best legal services we can in the most efficient manner. In order to accomplish this goal, the attorney in charge of a particular matter for you may retain on your behalf, other attorneys or experts to perform various services for you in connection with different matters or different aspects of the same matter.
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         We  will  also  bill  for   disbursements   and  other  services.   The
disbursements include such things as filing fees, certified or registered mail, mass mailing, special copying costs, teleconference call charges, courier services, expedited mail delivery (e.g., Federal Express), deposition costs, travel costs, and the fees and expenses of experts, if needed. We also charge for certain additional services rendered by the firm, including computerized database access and usage (e.g., Lexis, Westlaw and other databases), special word processing and secretarial services, and the receipt and transmission of telecopies. These matters will be included on each invoice. In addition, the firm charges a 5% overhead charge, based upon the gross amount of the fee, to cover the costs of routine mailing, telephone and photocopying.

         We bill fees, disbursements and other services on a monthly basis and payment is due within fifteen (15) days of receipt. If no comment about a statement is made within fifteen (15) days of its date, we will assume that you have reviewed it and find it acceptable. Interest at the rate of 12% per year will be charged on invoice amounts which are not paid within thirty (30) days of the invoice date. We hope and expect that this will never occur, but this procedure is necessary for us to continue operating on a sound fiscal basis and render quality legal services.

         By agreement, we may accept stock in the Company for part of our fees. Such stock would have to be free trading. We can agree on amounts from time to time. Company agrees to deliver to the undersigned 600,000 shares of such stock by S-8 Registration to satisfy this commitment.

         If you fail to pay any amount owing to the firm, you will also be responsible for all collection expenses incurred by the firm, including costs and a reasonable attorney's fee, whether or not commencement of litigation is required.

         If at any time you want to terminate our services, please notify the undersigned in writing. Likewise, if at any time we find that we are unable to continue representing you, we will notify you in writing. As soon as possible after any such termination, a final bill will be prepared and sent to you.

         We reserve the right to terminate our representation if you fail to comply with the terms of this fee agreement, and you agree not to contest our withdrawal from any court or administrative proceeding in such an event.

         We request a retainer in the amount of $20,000.00. The deposit will be kept in the firm account and will be applied to disbursements as incurred and for any fees and services which have not been paid when due. At the termination of our representation in this matter, the remaining deposit, if any, will be applied to any outstanding balance or, if not, will be returned to you. Should the deposit be depleted below $20,000.00, you will replenish it up to that amount. Should the activities in this matter
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warrant,  we  may  request an additional amount of deposit for the protection of the firm.

         We will perform the legal services which we have agreed to undertake on your behalf in a professional manner and keep you informed of all material developments in a reasonable and timely manner. To enable us to do this, you agree to disclose such facts as are requested and as are reasonably necessary for us to perform the services for which you have retained us. Although we may give you our professional judgment regarding a matter, as to the likelihood of a favorable outcome on a particular case, the amount of a potential recovery, what a clause in a document says, or whether a particular contract or negotiation will result in the desired outcome, we are never able to guarantee any of these. What we will endeavor to do is to give you our best judgment in light of the law and the particular facts made known to us.

         After you have had the opportunity to review this proposed fee agreement, please feel free to call me with any comments or questions you have about it. If the fee agreement meets with your approval, kindly sign where indicated below to evidence your agreement with the matters set forth herein and return to me, with the requested retainer, in the enclosed self-addressed envelope.

                                            Yours truly,

                                            /s/ Donald F. Mintmire

                                            Donald F. Mintmire

DFM/lrc


         I hereby accept the legal representation by Mintmire & Associates as described above.

                                   ENVIRONMENTAL REMEDIATION HOLDING CORPORATION


                                    By:              /s/ Noreen Wilson
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